Exhibit 3.1

AMENDMENT TO BYLAWS

The following Amendment to Bylaws of First Financial Bankshares, Inc., was approved and adopted at the regular meeting of the Board of Directors, at which a quorum was present, held on January 28, 2020:

Section 5.06, is hereby added to read as follows:

“Section 5.06 Diversity and Inclusion. The Board of Directors is committed to promoting diversity and inclusion in the governance and operations of the Corporation. These values are to be reflected in identifying candidates for Board service and in the overall markup of the Board, so that the Board is inclusive of members who reflect racial, gender and ethnic diversity. “

SIGNED AND CERTIFIED this 28th day of January, 2020.

/s/ J. Bruce Hildebrand
J. Bruce Hildebrand, Secretary